Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

VOLCANO CORPORATION,

a Delaware corporation;

PHILIPS HOLDING USA INC.,

a Delaware corporation; and

CLEARWATER MERGER SUB, INC.,

a Delaware corporation

Dated as of December 16, 2014

i

4.7	Funds	30
4.8	Ownership of Company Common Stock	30
4.9	Acknowledgement by Parent and Purchaser	30
4.10	Brokers and Other Advisors	30
SECTION 5.	CERTAIN COVENANTS OF THE COMPANY	31
5.1	Access and Investigation	31
5.2	Operation of the Company’s Business	31
5.3	No Solicitation	34
SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES	36
6.1	Company Board Recommendation	36
6.2	Filings, Consents and Approvals	37
6.3	Company Options; Company RSUs; ESPP	39
6.4	Employee Benefits	40
6.5	Indemnification of Officers and Directors	41
6.6	Securityholder Litigation	42
6.7	Disclosure	42
6.8	Takeover Laws; Advice of Changes	43
6.9	Section 16 Matters	43
6.10	FIRPTA Certificate	43
6.11	Rule 14d-10 Matters	43
6.12	Stock Exchange Delisting	43
6.13	Treatment of Convertible Notes	43
6.14	Assumption of Certain Obligations	44
SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER	44
7.1	No Restraints	44
7.2	Consummation of Offer	44
SECTION 8.	TERMINATION	44
8.1	Termination	44
8.2	Effect of Termination	46
8.3	Expenses; Termination Fee	46
SECTION 9.	MISCELLANEOUS PROVISIONS	47
9.1	Amendment	47
9.2	Waiver	47
9.3	No Survival of Representations and Warranties	47
9.4	Entire Agreement; Counterparts	47
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	47
9.6	Assignability	48
9.7	No Third Party Beneficiaries	48
9.8	Notices	48
9.9	Severability	49
9.10	Obligation of Parent	49
9.11	Construction	49

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of December 16, 2014, by and among: PHILIPS HOLDING USA INC., a Delaware corporation (“Parent”); CLEARWATER MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and VOLCANO CORPORATION, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Upon the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock, including any associated rights to purchase capital stock issued pursuant to the Rights Agreement (the “Shares”), for $18.00 per share of Company Common Stock (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller in cash, without interest.

B. Following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C. The Board of Directors of the Company has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

D. The Board of Directors of Parent has, upon the terms and subject to the conditions set forth in this Agreement, approved the Transactions, including the Offer and the Merger.

E. The Board of Directors of Purchaser has determined that, upon the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are advisable and in the best interests of Purchaser and its stockholder, and has approved this Agreement and the Transactions, including the Offer and the Merger.

F. Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

G. As a condition and an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the individuals set forth on Schedule 1 hereto have entered into certain employment or consulting agreements with Parent or one of its Affiliates, which shall become effective at the Effective Time.

H. Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands and the parent company of Parent is executing and delivering a guarantee simultaneously with the execution and delivery hereof.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event later than December 30, 2014, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement, including the prior satisfaction of the conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date (but no later than 9:00 am Eastern Time, on the first business day after the Expiration Date), Purchaser shall (and Parent shall cause Purchaser to) accept for payment and promptly thereafter (but no later than the first business day after the Expiration Date) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains terms not inconsistent with those set forth in this Agreement. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (F) change the Minimum Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of the Company, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall initially be scheduled to expire twenty (20) business days (for this purpose determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the Offer Commencement Date at midnight Eastern Time (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived if permitted hereunder, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) the minimum period required by any Legal Requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related Legal Requirement shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all commercially reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be promptly disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e), including communicating the Offer to the record and beneficial holders of the Shares. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Without limiting the generality of Section 9.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Offer Price Adjustment. The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all commercially reasonable efforts to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and to be promptly disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

SECTION 2. MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company and the separate existence of Purchaser shall cease. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Section 2.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121, immediately following the Offer Acceptance Time, except that if any condition set forth in Section 7 shall not be satisfied or waived by such date, in any event no later than the first (1st) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, concurrently with or as soon as practicable following the Closing, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time; and

(c) the directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately following the Effective Time.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price in cash (the “Merger Consideration”), without interest, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) Without duplication of any adjustment made pursuant to Section 1.1(g), the Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5 (subject to Section 2.8(c)). Substantially concurrent with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (subject to Section 2.8(c)) (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation.

(b) Promptly after the Effective Time (but in no event later than ten (10) days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.5 (other than those entitled to be paid pursuant to Section 2.8(c)) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following the 180th day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary and reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(b) Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Company Common Stock with the notice contemplated by Section 262 of the DGCL.

2.8 Treatment of Company Options and Company RSUs.

(a) Each Company Option that is then outstanding as of immediately prior to the Offer Acceptance Time shall accelerate and become fully vested and exercisable effective immediately prior to the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Option that is then outstanding and unexercised shall be cancelled and be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(c). Each Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time and shall cease to exist without entitling the holder thereof to receive any payment under this Section 2.8(a) before or after the Effective Time.

(b) Each restricted stock unit award granted under any of the Company Equity Plans (the “Company RSUs”) that is then outstanding as of immediately prior to the Offer Acceptance Time shall become fully vested effective immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested Company RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU shall be cancelled and converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Company RSUs immediately prior to the Effective Time and (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(c).

(c) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), the Surviving Corporation shall pay the aggregate amount, net of any applicable withholding Taxes deducted pursuant to Section 2.6(e), payable with respect to Company Options and Company RSUs through, to the extent applicable, the Surviving Corporation’s payroll to the holders of Company Options and Company RSUs; provided, however, that to the extent the holder of a Company Option or Company RSU is not, and was not at any time during the vesting period of the Company Option or Company RSU, a Company employee, the consideration payable pursuant to Section 2.8(a) with respect to such Company Options or Section 2.8(b) with respect to such Company RSU shall be paid in the manner described in Section 2.6.

(d) All amounts paid in respect of the Company Options and Company RSUs in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Options and Company RSUs.

2.9 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed on or after January 1, 2013 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or in any other sections of such Company SEC Documents to the extent such disclosures are forward-looking statements or cautionary, predictive or forward-looking in nature):

3.1 Due Organization; Subsidiaries Etc.

(a) The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its properties and assets in the manner in which such properties and assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, voting interest in, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing (or in compliance with any comparable concept in the applicable jurisdictions) under the laws of the jurisdiction of its organization, and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its properties and assets in the manner in which such properties and assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. Each Subsidiary of the Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement accurate and complete copies of the Certificate of Incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof. The Acquired Corporations’ Certificates of Incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect except where the failure to be in full force and effect, individually or in the aggregate, (i) has not had, and would not reasonably be expected to have, a Material Adverse Effect and (ii) has not resulted, and would not reasonably be expected to result, in a material liability to the Acquired Corporations or otherwise interfered, and would not reasonably be expected to interfere, in any material respect with the conduct of their respective businesses as now being conducted.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 250,000,000 shares of Company Common Stock, of which 51,610,342 shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 10,000,000 shares of Company Preferred Stock, of which 250,000 have been designated Series A Junior Participating Preferred Stock. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Since the close of business on the day immediately preceding the date of this Agreement through the time at which this Agreement was executed, the Company has not issued any shares of its capital stock, other than any shares that may have been issued upon the exercise of Company Options.

(b) (i) None of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities other than pursuant to the 1.75% Convertible Notes and the 2.875% Convertible Notes and the Indenture. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c) As of the close of business on December 15, 2014: (i) 117,223 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 2000 Plan; (ii) 2,681,010 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 2005 Plan; (iii) 87,525 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per share of Company Common Stock as reported on the purchase date for the current offering period was equal to the Offer Price); (iv) 1,033,139 shares of Company Common Stock are subject to or otherwise deliverable in connection with outstanding Company RSUs under Company Equity Plans; (v) 14,855,100 shares of Company Common Stock are subject to issuance pursuant to the Company Warrants, without considering any “make-whole adjustment” with respect to such Company Warrants (19,430,803 shares of Company Common Stock are subject to issuance pursuant to the Company Warrants assuming the maximum amount of such “make-whole adjustment”); (vi) 6,274,054 shares of Company Common Stock are reserved for future issuance under Company Equity Plans; and (vii) 432,605 shares of Company Common Stock are reserved for future issuance under the ESPP. The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options and Company RSUs outstanding as of the date of this Agreement and all forms of stock option grant notices and forms of agreements evidencing such Company Options, all forms of stock unit grant notices and forms of agreements evidencing such Company RSUs, and all forms of warrant agreements covering the Company Warrants. The Company has delivered or made available to Parent or Parent’s Representatives copies of the ESPP and applicable offering document. Other than as set forth in this Section 3.3(c), there is no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

(d) Except as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock, or other equity interest in, the Company or any Subsidiary; (ii) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or any Subsidiary; (iii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Subsidiary; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2013, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein)

required to be filed with or furnished to the SEC by the Company (such documents and any documents filed with or furnished to the SEC after the date of this Agreement, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied, or if filed or furnished subsequent to the date of this Agreement, will comply, in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained, and any Company SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied or, if filed with or furnished to the SEC subsequent to the date of this Agreement, will comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company maintains, and at all times since January 1, 2013 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2013, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal controls over financial reporting as of December 31, 2013. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2013, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the

Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e) None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f) There have been no written or, to the knowledge of the Company, oral inquiries, interrogatories or comments with respect to any of the Company SEC Documents from the SEC, NASDAQ or any other Governmental Body received since January 1, 2013. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(g) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Corporations has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Corporations.

(h) Since December 31, 2012, (i) none of the Acquired Corporations or, to the knowledge of the Company, any auditor, accountant or representative of the Acquired Corporations has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Corporations or their respective internal accounting controls relating to periods after December 31, 2012 (except for any of the foregoing which have no reasonable basis) and (ii) no attorney representing any Acquired Corporation, whether or not employed by any Acquired Corporation, has reported evidence of a material violation of securities Legal Requirements or evidence of breach of fiduciary duty or similar Legal Requirement relating to periods after December 31, 2012, by the Company or any Company Associate to the Board of Directors of the Company or any committee thereof or, to the knowledge of the Company, any director or executive officer of the Company.

(i) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(j) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(k) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes. Except as expressly contemplated by this Agreement, since January 1, 2014 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Except as expressly contemplated by this Agreement, since September 30, 2014 through the date of this Agreement, none of the Acquired Corporations has taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2.

3.6 Title to Assets. The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all material assets (other than capitalized or operating leases) reflected on the unaudited balance sheet in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) Part 3.7(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the parcels of real property owned (partially or fully) by any Acquired Corporation, (together with all buildings, structures, improvements, and fixtures thereon, together with all rights of way, easements, privileges and appurtenances pertaining or belonging thereto, including any right, title and interest of any Acquired Corporation in and to any street or other property adjoining any portion of such property the “Owned Real Property”): (i) each Acquired Corporation, as applicable, has good and marketable title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances; (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, and no other Person has any right to use any portion of the Owned Real Property; and (iii) there are no pending, or to the knowledge of the Company, threatened, condemnation proceedings with respect to any of the Owned Real Property.

(b) Part 3.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each lease or sublease pursuant to which any of the Acquired Corporations leases real property to or from any other Person involving total lease obligations over the remaining duration of such leases in excess of $500,000 (the “Leased Real Property”). True and complete copies of all such leases or subleases with respect to all Leased Real Property have been delivered or made available to Parent prior to the date of this Agreement and each such lease or sublease is in full force and effect. The Company or the applicable Subsidiary holds a valid and existing leasehold interest in each Leased Real Property. None of the Acquired Corporations is in material breach or material default of its obligations under such leases. As of the date hereof, no lessor, lender of any lessor or subtenant of any Leased Real Property has given any written notice to any Acquired Corporation for the purpose of terminating or threatening to terminate any term, term extension, option or similar renewal right, right of first refusal (or right of first offer) to lease or purchase any property, lease expansion right or any similar right under the Leased Real Property. To the knowledge of the Company, each other party to each lease or sublease with respect to Leased Real Property has performed in all material respects all obligations required to be performed by it under such lease or sublease.

3.8 Intellectual Property.

(a) Part 3.8(a) of the Company Disclosure Schedule identifies (i) the name (or names for co-applicants/registrants/owners) of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP, owned by or exclusively licensed to any Acquired Corporation. Each of the patents and patent applications included in the Registered IP that are owned solely by any Acquired Corporation (and, to the knowledge of the Company, each of the Company’s co-owned patents and patent applications) properly identifies by name each and every inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such patent is issued or such patent application is pending. The Acquired Corporations own and possess all right, title and interest in and to or have the right to use, pursuant to a valid and enforceable agreement, all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. As of the date of this Agreement, no interference, opposition, reissue, reexamination, cancellation or other proceeding of any nature (other than initial examination proceedings) is pending or was pending during the past three years or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any Registered IP listed on Part 3.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. All trademarks and designs included in Registered IP have been in continuous use by an Acquired Corporation since they were first used by an Acquired Corporation or are planned to be in use by an Acquired Corporation. To the knowledge of Company, there has been no prior use of such trademarks or designs by any Person which would confer upon such Person superior rights in such trademarks or designs, respectively; and the registered trademarks have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or identified in their respective pending applications. Since January 1, 2013, no patent included in the Registered IP, while under the control of the Company or to the Company’s knowledge, has been or is now involved in any infringement, interference, reissue, re-examination, opposition, invalidity or nullity proceeding. No copyright registration included in Registered IP has been or is now involved in any litigation. To the knowledge of Company, there are no (i) trademarks of any third party potentially conflicting with the trademarks included in the Registered IP, (ii) designs of any third party potentially conflicting with the designs included in Registered IP, or (iii) patents of any third parties potentially interfering with the patents included in Registered IP. Part 3.8(a) of the Company Disclosure Schedule describes each filing, payment, and action that, as of the date of this Agreement, must be made or taken on or before the date that is one hundred eighty (180) days after the date of this Agreement with respect to such Registered IP and for which the Company is responsible.

(b) No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP and each Company Associate who is or was involved in the creation or development of any Company IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Company and confidentiality provisions protecting the Company IP. Such assignments of Intellectual Property Rights to an Acquired Corporation by a Company Associate have complied with the local Legal Requirements in which an Acquired Corporation operates, including Legal Requirements regarding remuneration or compensation, to effectuate a valid assignment.

(c) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being used, directly or indirectly, to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by the Acquired Corporations, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Intellectual Property Rights.

(d) The Acquired Corporations have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information held by the

Acquired Corporations, or purported to be held by the Acquired Corporations, as a material trade secret. To the knowledge of the Company, no current or former employee, consultant, contractor, partner or investor of any Acquired Corporation is in unauthorized possession of any of the trade secrets included in Company IP.

(e) Part 3.8(e) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Corporation licenses in any material Intellectual Property Right (each an “In-bound License”) or licenses out any material Intellectual Property Right owned by an Acquired Corporation (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf software and non-exclusive licenses entered into in the ordinary course of business, and, Out-bound Licenses shall not include non-exclusive outbound licenses entered into in the ordinary course of business; provided further, that for the avoidance of doubt, In-bound Licenses and Out-bound Licenses shall include patent or technology licenses and licenses for which ongoing future royalty payments (in excess of $50,000 annually) are due regardless of whether such licenses are non-exclusive or exclusive and such licenses will not be considered “non-exclusive licenses entered into in the ordinary course of business” within the meaning of the preceding proviso).

(f) To the knowledge of the Company: (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights owned by any other Person; and (ii) no other Person is infringing, misappropriating, diluting or otherwise violating any Company IP owned by the Acquired Corporations. As of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against an Acquired Corporation or by an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Rights of another Person or to the Company’s Registered IP or a the Company’s Intellectual Property Rights. Since January 1, 2011 through the date hereof, no Acquired Corporation has received any written notice or other written communication relating to any actual, foreseen, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Right of another Person by an Acquired Corporation.

(g) None of the Acquired Corporations is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Acquired Corporation to grant or offer to any other Person any license or right to any Company IP. To the knowledge of the Company, no Company Product is distributed with any software that is licensed pursuant to an “open source” or other third party license agreement that requires the disclosure or licensing of any source code for any Company Product or requires any Company Product to be made available at no charge or grant, or purport to grant, to any third party, any rights or immunities under any Company IP (including, but not limited to, using any open source materials that require, as a condition of use, modification or distribution of the open source materials that other software incorporated into, derived from or distributed with the open source materials be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no charge). The Acquired Corporations have not disclosed, delivered, licensed or otherwise made available, and the Acquired Corporations do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any Company Product to any third party who is not, as of the date of this Agreement, an employee of the Acquired Corporations.

(h) To the knowledge of the Company, there are no defects in any of software included in the Company Products that would prevent the same from performing materially in accordance with its user specifications and there are no viruses, worms, Trojan horses or similar disabling codes or programs in any of software included in the Company Products.

(i) None of the Company IP owned or purported to be owned by the Acquired Corporations is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property Rights by the Acquired

Corporations or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Company IP owned or purported to be owned by the Acquired Corporations.

3.9 Contracts.

(a) Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that does not exceed $400,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $400,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii) any Company Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, material legal fees or other material expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any officer, director or employee of an Acquired Corporation;

(iii) any Company Contract that is a settlement, conciliation or similar agreement with or before any Governmental Body and pursuant to which the Company will be required after the date of this Agreement to pay consideration in excess of $400,000;

(iv) any Company Contract under which any Acquired Corporation has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third Person other than Company Contracts entered into in the ordinary course of business;

(v) any Company Contract (A) limiting the freedom or right of any Acquired Corporation (or, after the consummation of the Offer, Parent or its Subsidiaries) to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing), exclusivity obligations, any arrangement that grants any right of first refusal, right of first offer or similar right that, in the case of each of the foregoing, individually or in the aggregate, limits or purports to limit in any material respect the ability of the Acquired Corporations to own, operate, manufacture, sell, distribute, transfer, pledge or otherwise limiting the freedom or right of an Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;

(vi) any Company Contract or series of related Company Contracts that (A) requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2014 or in any fiscal year thereafter and (B) cannot be cancelled by the Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date) excluding non-exclusive outbound licenses, clinical trial agreements and material transfer agreements entered into in the ordinary course of business;

(vii) any Company Contract relating to Indebtedness in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any Acquired Corporation;

(viii) any Company Contract with any Person constituting a joint venture, partnership, strategic alliance, collaboration, co-promotion or limited liability corporation;

(ix) any Company Contract that is an acquisition agreement, asset purchase, stock purchase or other similar agreement pursuant to which any Person has the right to acquire any assets (other than inventory) of any Acquired Corporation (or, after giving effect to the consummation of the Offer or the Merger, Parent or any of its Subsidiaries) or any interests therein after the date of this Agreement with a purchase price of more $250,000 individually or $1,000,000 in the aggregate;

(x) any Company Contract that contains a put, call or similar right pursuant to which an Acquired Corporation would be required to purchase or sell, as applicable, any equity interests of any Person;

(xi) any Company Contract that requires or permits the Company, or any successor, to, or acquirer of the Company, to make any payment to another person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(xii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Acquired Corporation, prohibits the pledging of the capital stock or other equity interests of the Company or any Acquired Corporation or prohibits the issuance of any guaranty by the Company or any Acquired Corporation;

(xiii) any In-bound License and any Out-bound License;

(xiv) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xv) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Equity Awards);

(xvi) any Government Contract; and

(xvii) any Company Contract for the lease or sublease of any material real property.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect and, to the knowledge of the Company, is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2014 through the date hereof, the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any

Material Contract, the waiver of which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no party to any Material Contract has given any Acquired Corporation written notice of its intention to cancel or terminate such Material Contract.

3.10 Liabilities. The Acquired Corporations have no liabilities or obligations of any nature (whether or not accrued, absolute, contingent or otherwise), and whether or not required to be disclosed, except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Company under Contracts binding upon the Company (other than resulting from any breach or acceleration thereof) (A) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or (B) that the Company is not obligated to deliver or make available to Parent pursuant to this Agreement; (iv) liabilities incurred in the ordinary course of business since June 30, 2014; and (v) liabilities that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

3.11 Compliance with Legal Requirements.

(a) The business of each Acquired Corporation is, and since January 1, 2010 has been, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No investigation or review by any Governmental Body with respect to any Acquired Corporation is pending or, to the knowledge of the Company, threatened. None of the Acquired Corporations has received any written notice or communication of any currently existing noncompliance by an Acquired Corporation in any material respect with any applicable Legal Requirements that has not been cured as of the date of this Agreement except with respect to such noncompliance which would not reasonably be expected to be, individually or in the aggregate, result in a material liability to the Acquired Corporations or otherwise interfere in any material respect with the conduct of their respective businesses as now being conducted.

(b) Since January 1, 2010, (i) none of the Acquired Corporations or, to the knowledge of the Company, any Company Associate or distributor, has been convicted of, or, to the knowledge of the Company, has been charged or investigated by any Governmental Body with any violation of any Legal Requirement related to corruption, fraud, theft, embezzlement, bribery, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, controlled substance or sanctions/embargoes, in each case for a matter involving one of the Acquired Corporations and (ii) as of the date hereof, to the knowledge of the Company (without any obligation of due inquiry), there are no facts or circumstances that would reasonably be expected to form the basis for any such charges or investigations.

(c) Since January 1, 2010, to the knowledge of the Company, none of the Acquired Corporations has been a party to any contract with, and has not conducted business or participated in any transaction involving, any Prohibited Persons in violation of any applicable Legal Requirement.

(d) Since January 1, 2010, the Acquired Companies have at all times conducted their export and related transactions in all material respects in accordance with (i) all applicable export, re-export, and anti-boycott Legal Requirements of the United States, including the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706) and United States economic sanctions Legal Requirements administered by OFAC and (ii) all other applicable import and export control Legal Requirements in any countries in which the Acquired Corporations conduct business.

3.12 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Acquired Corporations holds all Governmental Authorizations under the FDCA (including Sections 510(k) and 515 thereof) and the MDD, and all Governmental Authorizations of any applicable Governmental Body that has regulatory authority over the testing, development, design, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of the Company Products (any such Governmental Body, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Acquired Corporations in each jurisdiction in which such Acquired Corporation operates (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits. The Company Regulatory Permits cover the Company Products as they are currently being tested, manufactured, labeled, marketed, distributed, commercialized, sold, imported and exported. No changes have been made to any Company Product (or the manufacturing, testing, labeling or intended use of any Company Product) after the submission of the application or other filing for the relevant Company Regulatory Permits that would require a new Governmental Authorization, or a supplement or amendment to a Governmental Authorization, except those changes for which the Company subsequently obtained the required new Governmental Authorization (or supplement or amendment).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the businesses of each Acquired Corporation are being conducted in compliance with, and have appropriate internal controls that are reasonably designed to ensure compliance with (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) federal Medicare and Medicaid statutes and related state or local statutes; (iii) any comparable foreign Legal Requirements for any of the foregoing (including the MDD); (iv) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state, provincial or local Legal Requirements; (v) state or provincial testing, manufacturing, distribution, commercialization, marketing, licensing, disclosure, gift ban, code of conduct and reporting requirements, including the Physician Payments Sunshine Act (42 C.F.R. Parts 402-403) and equivalent or related international or state reporting requirements; (vi) Legal Requirements with respect to the protection of personally identifiable information collected or maintained by or on behalf of each Acquired Corporation; and (vii) the rules and regulations promulgated pursuant to all such applicable Legal Requirements, each as amended from time to time (collectively, “Company Healthcare Laws”). Since January 1, 2011, no Acquired Corporation has received any written notification or communication from any Company Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services, MDD competent authority in any jurisdiction or any public or private entity designated by a Company Regulatory Agency for such purpose (“Notified Body”), of noncompliance by, or liability of the Acquired Corporation under, any Company Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No Acquired Corporation is party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency and, to the Company’s knowledge, no such action is currently contemplated, proposed or pending.

(d) All pre-clinical and clinical investigations conducted or sponsored by or on behalf of each Acquired Corporation, or, to the knowledge of the Company, used or intended to be used to support any filing or application for a Company Regulatory Permit, has been or is being conducted in compliance with all applicable Legal Requirements administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including without limitation, Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable foreign Legal Requirements for any of the foregoing or other Legal Requirements (including state, provincial and local requirements) regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, (iv) federal, state and provincial Legal Requirements restricting the collection, use and disclosure of individually identifiable health information and personal information and (v) all directions, notices, approvals, and restrictions issued by the relevant institutional review board or ethics board, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no investigator, employee or agent that has participated or is participating in any clinical investigation conducted or sponsored by or on behalf of an Acquired Corporation, or used or intended to be used to support any filing or application for a Company Regulatory Permit, is or has been disqualified or restricted by the FDA from receiving investigational drugs, biologics or devices or from conducting any clinical investigation that supports an application for a research or marketing permit; has entered into a restricted agreement with FDA; or is or has been subject to any comparable action by any other Governmental Body.

(e) Since January 1, 2011, no Acquired Corporation has been or is the subject of any 483 observations, warning letters, untitled letters, inspection or audit reports from any Notified Body or Company Regulatory Agency identifying any major or minor non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or to lead to the denial, suspension or revocation of any application or grant for marketing approval with respect to any material Company Product currently pending before or previously approved or cleared by the FDA or such other Company Regulatory Agency. Since January 1, 2011, no Acquired Corporation has been subject to any adverse audit reports from any Notified Body or alleged non-compliance by its customers or other third parties with which it does business, except where such report or allegation of non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Since January 1, 2011, for each adverse event and device malfunction requiring the submission of a medical device report under 21 C.F.R. Part 803 (“MDR”), a medical device vigilance report under the MDD (“MDV”), or any other filing, submission, notice, or report to the FDA or any other Company Regulatory Agency, the Acquired Corporations have reported, filed, or submitted an MDR, MDV or other required filing, submission, notice or report in a timely manner, except where a failure to report, file, or submit has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such MDRs, MDVs and other filings, submissions, notices and reports were complete and accurate in all material respects on the date filed and, to the extent any material new or additional information was learned or obtained after filing, were corrected in or supplemented by a timely subsequent filing, to the extent required by applicable Legal Requirements. The Acquired Corporations have maintained and are maintaining all records, reports and other documentation required under the applicable Legal Requirements for product complaints and reports of adverse events and device malfunctions (including all required records and documentation related to MDR and MDV reporting), except where the failure to maintain such records, reports and other documentation has not had and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Acquired Corporations or otherwise interfere in any material respect with the conduct of their respective businesses as now being conducted. None of the Acquired Corporations, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Acquired Corporations, has made an untrue statement of a material fact, a material omission or a fraudulent statement to the FDA or any other Company Regulatory Agency, to an institutional review board or ethics board, or in any records or documentation prepared or maintained to comply with the applicable Legal Requirements; failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency; or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Acquired Corporations. None of the Acquired Corporations, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the

Acquired Corporations, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Legal Requirement or authorized by 21 U.S.C. § 335a(b) or any similar Legal Requirement. None of the Acquired Corporations, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Acquired Corporations, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(g) As to each Company Product or Company Product candidate subject to the FDCA or similar Legal Requirement in any foreign jurisdiction (including the MDD) that is or has been designed, developed, manufactured, processed, tested, packaged, labeled, stored, distributed or marketed by or on behalf of the Acquired Corporations, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each such Company Product or Company Product candidate is being or has been designed, developed, manufactured, processed, tested, packaged, labeled, stored, distributed and marketed in compliance with all applicable Legal Requirements, including (i) those relating to investigational use and marketing approval or clearance, (ii) the Quality System Regulation at 21 C.F.R. Part 820, ISO 13485 and any other requirements related to good manufacturing practices for medical devices, including those requirements applicable to purchase controls and supplier oversight, and (iii) the relevant state, local and provincial requirements. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Acquired Corporations of any Legal Requirement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Since January 1, 2011, each of the Acquired Corporations have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any recall, removal, market withdrawal, replacement, field action, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients (including any action required to be reported or for which records must be maintained under 21 C.F.R. Part 806) relating to any Company Product (collectively, a “Recall”) or is currently considering initiating, conducting or issuing any Recall of any Company Product, except as (with respect to Recalls other than Class I Recalls) has not had and would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Acquired Corporations or otherwise interfere in any material respect with the conduct of their respective businesses as now being conducted. To the knowledge of the Company, there are no facts which are reasonably likely to cause, and the Company has not received since January 1, 2009 any written notice from the FDA or any other Company Regulatory Agency regarding, (i) the Recall of any Company Product sold or intended to be sold by the Acquired Corporations, (ii) a change in the marketing classification or a material change in the labeling of any such Company Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Company Products or (iv) a negative change in reimbursement status of a Company Product, that in each case, has had or would reasonably be expected to have a material impact on the business of the Acquired Corporations.

3.13 Certain Business Practices. Since January 1, 2009, (a) none of (i) the Acquired Corporations or (ii) to the knowledge of the Company, their respective current or former Company Associates or their respective current or former representatives or agents in connection with acting for or on behalf of an Acquired Corporation, has violated any Anti-Corruption Law applicable to any Acquired Corporation; (b) none of the Acquired Corporations have received any written notice or communication, or to the knowledge of the Company, any oral notice or communication, that (i) any Acquired Corporation or (ii) any of their respective current or former Company Associates or any of their respective current or former representatives or agents in connection with acting for or on behalf of an Acquired Corporation, may have violated any Anti-Corruption Law applicable to any Acquired Corporation; (c) none of the Acquired Corporations or, to the knowledge of the Company, their respective current or former Company Associates or their respective current or former representatives or agents in connection with acting for or on behalf of an Acquired Corporation (i) has been investigated by any Governmental Body with respect to, (ii) has been subject to any Legal Proceeding (whether pending and served or, to the knowledge of the Company, pending and not served or threatened) with respect to, or (iii) has made any voluntary disclosures to any Governmental Body with respect to, any violation or potential violation by any Acquired Corporation of any Anti-Corruption Laws applicable to that Acquired Corporation; and (d) none of the Acquired Corporations or, to the knowledge of the Company, any current or former Company Associate or any current or former representative or agent in connection with acting for or on behalf of an Acquired Corporation, has with a corrupt or improper intention paid or given, offered or promised to pay or give, or authorized the payment or giving, directly or indirectly, of any monies or anything of value to any Person for the purpose of influencing any act or decision of such Person to assist an Acquired Corporation in obtaining or retaining business, or directing business to any person or to secure any other illegal benefit or advantage. Since January 1, 2009 and to the extent required by applicable Legal Requirements, the books and records of the Acquired Corporations accurately and fairly reflect the transactions and the dispositions of assets of each of such Acquired Corporations in reasonable detail and the Acquired Corporations maintain systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. The Acquired Corporations have instituted policies and procedures in relation to business conduct and ethics reasonably designed to prevent or detect any conduct of business of the Acquired Corporations involving the actions described in the foregoing clauses (a) through (d) of this Section 3.13 and, to the knowledge of the Company, there has not been since January 1, 2009 any breach of such policies or procedures.

3.14 Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct its businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Authorizations, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2010, the Acquired Corporations have not received any written notice from any Governmental Body (a) asserting any material violation of or failure to comply with any term or requirement of any material Governmental Authorization or (b) notifying the Acquired Corporations of the revocation or withdrawal of any material Governmental Authorization.

3.15 Tax Matters.

(a) (i) Each of the material Tax Returns required to be filed by or on behalf of the Acquired Corporations with any Governmental Body on or before the Closing Date (the “Company Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in compliance with all applicable Legal Requirements and are accurate and complete in all material respects, and (ii) all material Taxes payable by the Acquired Corporations (whether or not shown on the Company Returns to be due) or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date.

(b) The Company’s Balance Sheet has accrued all actual and estimated liabilities for material unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

(c) (i) There are no current examinations or audits of any Company Return in progress involving material Taxes and (ii) no written claim has been received by an Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns that an Acquired Corporation is or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports, examination reports, statements of deficiencies and similar documents (to which the Company has access) relating to Company Returns for all taxable periods for the past three (3) years prior to the date hereof. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Company Returns has been requested or granted.

(d) No Acquired Corporation has received written notice from the IRS or any other Governmental Body that a Legal Proceeding is pending or threatened against or with respect to an Acquired Corporation in respect of a material amount of incremental Taxes (in addition to any Taxes reported on the Tax Returns of such Acquired Corporation). No deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e) None of the Acquired Corporations (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has incurred, or had the potential to incur, any material liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

(f) The Acquired Corporations have not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) None of the Acquired Corporations has entered into or participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) The Company will not be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date outside the ordinary course of business, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), or (vi) election under Section 108(i) of the Code.

(i) The Company is not, and has not at any time since January 1, 2009 been, United States real property holding corporations within the meaning of Section 897(c)(2) of the Code.

(j) The Acquired Corporations have never been a party to or bound by any Tax allocation or Tax sharing agreement with any Person, and do not have any current or potential contractual obligation to indemnify any other Person with respect to material Taxes (other than pursuant to customary provisions included in credit agreements, leases, agreements entered with employees and similar commercial agreements, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

(k) No material closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to a change a method of accounting, has been requested from, entered into with or issued by any Governmental Body with respect to the Acquired Corporations.

3.16 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporations’ employees is terminable by the applicable Acquired Corporation at will.

(b) (i) No Acquired Corporation is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Corporation.

(ii) Since January 1, 2011, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Acquired Corporation or any of their employees, no such action set forth in this Section 3.16(b)(ii) is now pending, and, to the knowledge of the Company, no Person has threatened to commence any such action set forth in this Section 3.16(b)(ii).

(iii) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, Employee Plan, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints, in each case that involve actual or claimed damages in excess of $500,000 individually.

(iv) Since January 1, 2011, the Acquired Corporations have complied in all material respects with all applicable Legal Requirements related to labor, employment, including fair employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws), workers’ compensation, occupational safety and health, affirmative action, employee privacy and plant closings, and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, the lack of compliance with which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Part 3.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans (other than (i) any employment or other agreements for non-officer employees of any Acquired Corporation that do not provide for any severance benefits, (ii) individual equity grant notices and agreements, and related documentation, with respect to employees and other service providers of the Acquired Corporation, and (iii) agreements with consultants entered into in the ordinary course of business) and separately identifies each material Employee Plan that is maintained primarily for the benefit of employees outside the United States, including each material old age part time and early retirement scheme, retirement plan, pension plan (funded and unfunded), deferred compensation and life insurance plan (each, a “Foreign Employee Plan”). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (vi) all material correspondence to or from the IRS, the DOL, or any other Governmental Body since January 1, 2011 through the business day prior to the date hereof.

(d) Neither an Acquired Corporation nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, established, participated in or contributed to, or is or has been required to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA. No Foreign Employee Plan is required to be treated as a defined benefit plan under GAAP.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been established, operated and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. Except as required by this Agreement, neither an Acquired Corporation, nor, to the Company’s knowledge, any other Person, has made any binding commitment to modify, change or terminate any Employee Plan, other than with respect to modifications, changes or terminations required by any Legal Requirement or made in the ordinary course of business as part of annual changes in health and welfare benefit plans. None of the Acquired Corporations have engaged in a transaction in connection with which such Acquired Corporation reasonably would be subject to either a material liability pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that is not curable without material cost to the Acquired Corporations. For the last six (6) years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Employee Plan.

(f) Since January 1, 2011, no suit, administrative proceeding, or action (including any audit or inquiry by the IRS or the DOL) has been brought against or with respect to any Employee Plan (other than routine claims for benefits arising under such plans).

(g) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired Corporation nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of an Acquired Corporation pursuant to any retiree medical, retiree disability, retiree life insurance benefit plan or other retiree welfare plan.

(h) All Foreign Employee Plans comply in all material respects with applicable local Legal Requirements, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except where such failure to comply or failure to be so funded and/or book-reserved has not had and would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Acquired Corporations or otherwise interfere in any material respect with the conduct of their respective businesses as now being conducted.

(i) Neither the execution of this Agreement nor the consummation of the Transactions (including in combination with other events or circumstances) will (i) entitle any current or former employee, director, officer, independent contractor or other service provider of an Acquired Corporation to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan, (v) limit or restrict the right to merge, amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time or (vi) result in the payment of any amount that would reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Each Employee Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider of any Acquired Corporation for any Taxes incurred by such service provider pursuant to Section 409A or 4999 of the Code.

3.17 Environmental Matters. (a) The Acquired Corporations are, and since January 1, 2010 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) to the knowledge of the Company, there is no material investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or threatened against an Acquired Corporation or Owned Real Property or Leased Real Property, (c) as of the date hereof, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporation relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials at a property or facility of an Acquired Corporation and (2) there are and have been no material Hazardous Materials present or Released on, at, under or from any property or facility, including the Owned Real Property and Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any material claim against or material liability of the Company under any Environmental Law, and (e) no Acquired Corporation has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.18 Insurance.

(a) Prior to the date of this Agreement, the Company has delivered or made available to Parent or Parent’s Representatives true and complete copies of each material insurance policy under which any Acquired Corporation is an insured or otherwise the principal beneficiary of coverage, and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

(b) As of the date of this Agreement, there is no claim pending under any of the Acquired Corporations’ insurance policies or fidelity bonds as to which coverage has been denied or disputed, in whole or in part, by the underwriters of such policies or bonds. The Acquired Corporations are in compliance in all material respects with the terms of such policies and bonds and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a material breach or default, or permit termination or modification, under any such policy or bond. The Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, or the future unavailability on substantially the same terms of, any of such policies or bonds.

3.19 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened against the Acquired Corporations or, to the knowledge of the Company, against any present or former officer, director or employee of the Acquired Corporations in such individual’s capacity as such, or any other facts or circumstances of which the Company has knowledge that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Acquired Corporations that (i) individually or in the aggregate, if determined adversely to an Acquired Corporation would reasonably be expected to have a Material Adverse Effect or (ii) as of the date of this Agreement, challenge the validity of, or seek to prevent consummation of, the Offer, the Merger or any other Transaction.

(b) To the Company’s knowledge, there is no order, writ, injunction or judgment to which an Acquired Corporation is subject that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect.

(c) To the Company’s knowledge, no investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened, other than any investigations or reviews that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(d) Since January 1, 2014 through the date hereof, there has been no Legal Proceeding initiated by a stockholder or alleged stockholder of the Company that is pending.

3.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (b) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of the Company tender their shares to Parent pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.21 Section 203 of the DGCL Not Applicable; Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors of the Company under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions and will not restrict, impair or delay the ability of Parent or Purchaser to vote or otherwise exercise all rights as a stockholder of the Company. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Certificate of Incorporation or bylaws is, or at the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other Transactions.

3.22 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

3.23 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, if applicable, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the rules and regulations of NASDAQ, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company or the comparable governing instruments of any of the other Acquired Corporations; (b) cause a violation by the Company of any Legal Requirement or order applicable to the Company, or to which the Company is subject; or (c) conflict with, result in breach or violation of, a termination (or right of termination) or default under, any acceleration or creation of any new obligations or the creation of any material Encumbrance (other than a Permitted Encumbrance) on any assets of any Acquired Corporation, loss of material rights pursuant to, any Material Contract. Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9, and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.24 Rights Agreement. The Company has amended the Rights Agreement to provide that: (i) none of the Purchaser, any of its stockholders nor any of their respective Affiliates or Associates (as such terms are defined in the Rights Agreement), shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) as a result of the execution, delivery or performance of this Agreement, or the consummation of the Offer or any of the other Transactions; (ii) a Stock Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur as a result of the execution, delivery or performance of this Agreement or the consummation of the Offer or any of the other Transactions; and (iii) the rights under the Rights Agreement will not separate from the Company Common Stock as a result of the execution, delivery or performance of this Agreement or the consummation of the Transactions.

3.25 Fairness Opinion. The Company’s Board of Directors has received the opinion of Goldman, Sachs & Co. as financial advisor to the Company, dated on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the $18.00 in cash per share of Company Common Stock to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders of shares of Company Common Stock. The Company will make available to Parent solely for informational purposes a signed copy of the fairness opinion as soon as possible following the date of this Agreement.

3.26 Financial Advisor. Except for Goldman, Sachs & Co, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

3.27 Acknowledgement by the Company. The representations and warranties in Section 4 constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Purchaser.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except in each case of (a), (b) or (c), where any such failure would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, if applicable, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution, delivery and performance of this Agreement by Parent and Purchaser, and the consummation by Parent and Purchaser of the Transactions, will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) result in a breach or violation by Parent or Purchaser of any Legal Requirement applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.6 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Purchaser, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.

4.7 Funds. Parent will have available to it, as of the Offer Acceptance Time, all funds necessary to permit Purchaser to pay all amounts payable to the stockholders of the Company upon consummation of the Offer and the Merger and to otherwise satisfy all of its obligations under this Agreement.

4.8 Ownership of Company Common Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser. The representations and warranties in Section 3 constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company. In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the

Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 5. CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Acquired Corporations to the Acquired Corporations’ Representatives, personnel, properties and assets and to all existing books, records, Contracts, Tax Returns, Employee Plans, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Contracts, Tax Returns, Employee Plans, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party); provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with,all of its obligations under the Confidentiality Agreement dated June 23, 2014, between the Company and Koninklijke Philips N.V. (the “Confidentiality Agreement”).

5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (A) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (B) with the written consent of Parent or (C) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall conduct in all material respects its business and operations in the ordinary course; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving the Company that relates to the consummation of the Transactions. The Company shall use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its and the Acquired Corporations’ relations and goodwill with all material suppliers, material customers, material distributors, Governmental Bodies and other material business relations; provided, however, that the Company shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

(b) During the Pre-Closing Period, except (x) as required under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), except dividends and distributions paid or made to the Company by its wholly-owned Subsidiaries, or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases of shares of Company Common Stock outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase shares of Company Common Stock held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Options or Company Warrants (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option (and, with respect to any such Company Options, as permitted by the terms of the Company Equity Plans) or Company Warrant (in effect as of the date hereof) between the Company and an employee, consultant or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Company; or (3) acquisitions of Shares tendered by holders of Company Options, Company RSUs and Company Warrants outstanding on the date hereof in connection with withholding to satisfy the Tax obligations or to pay the exercise price of such award, as applicable;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company of (A) any capital stock, equity interest or other security of the Company, (B) any option (including Company Options), call, warrant, restricted securities or right to acquire any capital stock (including Company RSUs), equity interest or other security of the Company, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company (except that the Company may issue shares of the Company Common Stock as required to be issued upon the settlement of Company RSUs outstanding on the date of this Agreement, or upon the exercise of Company Options or Company Warrants outstanding as of the date of this Agreement, or pursuant to the operation of the ESPP in accordance with Section 6.3(b));

(iv) except as contemplated by Section 6.3 or Section 6.4, (A) grant or increase in any manner any change-in-control, severance or termination pay to (or amend any such agreement with) any director, officer, advisor, consultant or employee of any Acquired Corporation, (B) grant any new awards under a Company Equity Plan, (C) except as required by applicable Legal Requirements, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), (D) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Employee Plan or remove any existing restrictions in any Employee Plans or awards made thereunder or take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, to the extent not already provided in any such Employee Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Legal Requirements, (F) forgive any loans to any director, officer, advisor, consultant or employee of any Acquired Corporation or (G) grant any director, officer, advisor, consultant or employee of any Acquired Corporation any increase in compensation, bonuses, commissions or other benefits (except that the Company: (1) may provide increases in salary, wages or benefits to non-executive officer employees with annual base salary below $200,000 in the ordinary course of business; and (2) may make usual and customary annual or quarterly bonus payments in the ordinary course of business in accordance with the bonus plans set forth on Part 5.2(b)(iv)(G) of the Company Disclosure Schedule);

(v) hire any employee with an annual base salary in excess of $250,000 or engage any independent contractor (who is a natural person) with annual base compensation in excess of $300,000;

(vi) amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) make or authorize any capital expenditure (except that the Company may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Company since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $500,000 individually and $1,000,000 in the aggregate during any fiscal quarter);

(ix) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except, in the case of any of the foregoing (A) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company and (C) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or when added to all other capital expenditures made on behalf of the Company since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $500,000 individually and $1,000,000 in the aggregate during any fiscal quarter);

(x) lend money or make capital contributions or advances to or make investments in, any Person;

(xi) incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees and consultants for travel and other business related expenses in the ordinary course of business and transactions pursuant to the Company’s currency hedging plan in the ordinary course of business consistent with past practice);

(xii) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, excluding customer and other Contracts entered into in the ordinary course of business consistent with past practice;

(xiii) (A) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (B) make any material Tax election (other a Tax election that is consistent with a Tax election made in a previous period); (C) rescind or change any material Tax election; (D) file an amended Tax Return that could materially increase the Taxes payable by the Company; (E) enter into a closing agreement with any Governmental Body regarding any material Tax; (F) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; (G) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax; or (H) take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

(xiv) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; or (B) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xv) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or pursuant to a settlement that does not relate to any of the Transactions and: (A) that results solely in a monetary obligation involving only the payment of monies by the Company of not more than $500,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an insurance policy of, the Company and the payment of monies by the Company that together with any settlement made under subsection “(A)” are not more than $500,000 in the aggregate (not funded by an indemnity or through insurance policies);

(xvi) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xvii) amend, modify or waive any material provision in the Rights Agreement or adopt or implement any new stockholder rights plan or similar arrangement;

(xviii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Acquired Corporation; or

(xix) authorize any of, or agree or commit to take, any of foregoing actions.

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Offer Acceptance Time and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, during the Pre-Closing Period the Acquired Corporations shall not, and shall not authorize or permit their Representatives to, directly or indirectly (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or (ii) (A) solicit, initiate, or knowingly induce, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, in response to, or for the purpose of facilitating or knowingly encouraging, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal, (D) enter into any binding or nonbinding letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (E) except where the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal

Requirements, release or permit the release during the Pre-Closing Period of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any “standstill” agreement to which any of the Acquired Corporations is a party. The Company shall promptly deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Acquired Corporations.

(b) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement (and has not been withdrawn) and did not result from any breach of Section 6.1 or this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if (A) the Board of Directors of the Company determines in good faith, after consultation with its independent financial advisors of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements, and (B) prior to or concurrently with furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any non-public information concerning the Acquired Corporations that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations (and waive such Person’s noncompliance with the provisions of any “standstill” agreement to the extent (but only to the extent) necessary to permit such discussions) with the Person or group of Persons making such Acquisition Proposal.

(c) Following the date of this Agreement, the Company shall promptly (and in any event within thirty-six (36) hours) notify Parent if any Acquisition Proposal or any Acquisition Inquiry are received by the Company or any of its Representatives, and provide to Parent (i) the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, (ii) a copy of all material written materials provided by the third-party in connection with such Acquisition Proposal or Acquisition Inquiry and (iii) a written summary of all material oral communications made by any Person in connection with such Acquisition Proposal or Acquisition Inquiry. After receipt of any Acquisition Proposal or Acquisition Inquiry, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or Acquisition Inquiry on a prompt basis and upon the request of Parent shall reasonably inform Parent of the status of such Acquisition Proposal or Acquisition Inquiry. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent or otherwise prohibit the Company from complying with its obligations under this Section 5.3.

(d) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that in the case any of the foregoing, if such disclosure does not specifically reaffirm the Company Board Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Adverse Change Recommendation, and Parent shall have the right to terminate this Agreement pursuant to Section 8.1(d).

(e) The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6. ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. None of the Company, the Board of Directors of the Company or any committee thereof shall (i)(A) withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or publicly announce any intention to withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation, or fail to include the Company Board Recommendation in (or remove from) the Schedule 14D-9 or (B) approve, endorse, recommend or declare advisable, or publicly propose or announce any intention to approve, endorse, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend, submit to stockholders or declare advisable, or resolve or determine to adopt, approve, recommend, submit to stockholders or declare advisable, or allow any Acquired Corporation to execute or enter into any Contract constituting any Acquisition Proposal, or requiring, or reasonably likely to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (any such Contract, an “Alternative Acquisition Agreement”), except in each case as expressly permitted by Section 6.1(b).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) the Company’s Board of Directors may make a Company Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement if and only if:

(i) if the decision to make a Company Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement is in connection with an Acquisition Proposal, (A) the Company is not in breach of Section 5.3, (B) the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.3) from any Person that has not been withdrawn; (C) the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer; (D) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (E) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement at least three (3) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); (F) (1) the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with Section 5.3, (2) the Company shall have given Parent the three (3) business days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; and (G) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(f). For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals and require a new Determination Notice, except that, in the case of material amendments to any Acquisition Proposal, the references to three (3) business days shall be deemed to be two (2) business days; or

(ii) if the decision to make a Company Adverse Change Recommendation in not in connection with an Acquisition Proposal, (A) a Change in Circumstance shall have occurred, (B) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (C) the Company shall have given Parent a Determination Notice at least three (3) business days prior to making any such Company Adverse Change Recommendation; and (D) (1) the Company shall have specified in reasonable detail the Change in Circumstance and the reasons for the Company Adverse Change Recommendation, (2) the Company shall have given Parent the three (3) business days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to three (3) business days shall be deemed to be two (2) business days.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) By way of illustration and not limitation, the Parties agree to promptly take, and cause their Affiliates to take, all reasonable actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date, provided that the Company will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs.

(c) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) business days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; (ii) promptly make all other filings, notifications or other consents as may be required to be made or obtained by such Party under foreign Antitrust Laws in those jurisdictions identified in Schedule 6.2(c), which contains the list of the only jurisdictions where clearance is a condition to Closing; and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(d) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto will permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings or the transactions contemplated by this Agreement. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the Offer and the Transactions (including the Offer Documents) and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that with respect to any documents or materials required to be filed under the HSR Act, or other laws of any other applicable jurisdiction that contain information that is confidential or proprietary to the providing party (including any so called 4(c) or 4(d) documents), such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties; provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party; provided further that, the individuals acting as outside antitrust counsel for Company may redact from such information any information related to Company’s transaction process, including third party bidders, third party offers, financial advice and the value of the Transaction.

(e) Nothing in this Agreement, including without limitation, any provision of this Section 6.2, shall require, or be construed to require, Parent or any of its Affiliates to proffer to, or agree (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, (ii) to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Offer Acceptance Time or the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or (iii) to agree to any material changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company or the Surviving Corporation, except for proffers and agreements to amend or modify Contracts between the Company and/or its Subsidiaries and third parties or sell, divest, lease, license, transfer, dispose or otherwise encumber, or to agree to changes, restrictions or other impairments with respect to, any of Parent’s or the Company’s (or their respective Affiliates’) assets, licenses, operations, rights, product lines, businesses or interest therein, where such amended, sold, divested, leased, licensed, transferred, disposed or encumbered Contracts, assets, licenses, operations, rights, product lines, businesses and interests in the aggregate shall not have accounted for more than $20 million of the parties’ and their respective Affiliates’ gross revenues for the twelve (12) months ending September 30, 2014; provided, that Parent shall be entitled to compel the Company or its Subsidiaries to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

6.3 Company Options; Company RSUs; ESPP.

(a) As soon as reasonably practicable following the date of this Agreement and in any event prior to the Offer Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise) for (i) the acceleration of vesting and exercisability (as applicable) of all unexercised Company Options and all Company RSUs then outstanding, in each case effective immediately prior to the Offer Acceptance Time, (ii) the cancellation of the Company Options and Company RSUs as contemplated in Sections 2.8(a) and 2.8(b), respectively, and the subsequent payment of the Merger Consideration in respect of the Company Options and Company RSUs pursuant to Section 2.6(c) and (iii) the termination of each Company Equity Plan immediately prior to the Effective Time.

(b) As soon as reasonably practicable following the date of this Agreement and in any event prior to the Offer Acceptance Time, the Company shall take all actions necessary or required under the ESPP and Legal Requirements (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof and, if appropriate, amending the terms of the ESPP) to provide that: (i) except for the six month offering period under the ESPP that commenced on September 1, 2014 (the “Final Offering”), no offering period shall be authorized or commence on or after the date of this Agreement, (ii) if the Offer Acceptance Time shall occur prior to the scheduled end of the Final Offering, each individual participating in the Final Offering pursuant to the terms of the ESPP shall receive notice of the transactions contemplated by this Agreement prior to the Offer Acceptance Time and shall have an opportunity to withdraw from the ESPP and terminate his or her outstanding purchase rights under the terms of the ESPP prior to the end of the Final Offering, (iii) as required by the terms of the ESPP, the Final Offering shall end within the ten (10) Business Day period that immediately precedes the Offer Acceptance Time, (iv) with respect to each ESPP participant who has not withdrawn from the ESPP prior to the end of the Final Offering such participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for Shares purchased under the ESPP shall be determined in accordance with the formula set forth in the ESPP as of the date of this Agreement and (vi) the ESPP shall terminate in its entirety following the purchase of Shares as of the end of the Final Offering and no further rights shall be granted or exercised under the ESPP thereafter.

6.4 Employee Benefits.

(a) For a period of one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Acquired Corporations who are employed by the Acquired Corporations as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation and commission opportunities and benefits (including severance benefits, but excluding equity based compensation, retention and performance bonus opportunities (including but not limited to bonuses granted in connection with prior acquisitions by the Acquired Corporations) and any long-term deferred cash award) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities (including performance bonus awards for 2014 performance under bonus plans that were adopted prior to the execution of this Agreement) and benefits (including severance benefits under the severance plans set forth on Part 6.4 of the Company Disclosure Schedule, but excluding equity based compensation, retention and performance bonus opportunities (including but not limited to bonuses granted in connection with prior acquisitions by the Acquired Corporations) and any long-term deferred cash award) provided to such Continuing Employees immediately prior to the execution of this Agreement. Without limiting the foregoing:

(b) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Acquired Corporations.

(c) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that it would not result in a duplication of benefits and to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent it would not result in a duplication of benefits and to the extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

(d) Contingent upon, the Closing Date, the Company shall take all necessary actions to terminate the Company 401(k) Plan, with such termination effective as of the date immediately preceding the Closing Date.

The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent, with such approval not to be unreasonably withheld, conditioned or delayed) evidencing that the Company 401(k) Plan will be terminated effective as of the date immediately preceding the Closing Date, contingent upon the Closing Date, and will adopt any necessary amendments to the Company 401(k) Plan to effect such termination. Prior to and conditioned upon termination of the Company 401(k) Plan, the Company shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Company 401(k) Plan that are impacted by such termination. Parent shall allow the Continuing Employees to make eligible rollover contributions to the Parent 401(k) Plan of their account balances (in cash and in loan notes evidencing loans to such Continuing Employees as of the date of distribution) from the Company 401(k) Plan as soon as practicable following the Closing Date.

(e) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to (i) constitute the establishment or adoption of or an amendment to any Employee Plan or any other employee benefit plan for purposes of ERISA or otherwise, (ii) prevent Parent and the Surviving Company from amending or terminating any of its benefit plans, or after the Effective Time, any Employee Plan in accordance with their terms and (iii) prevent Parent, after the Effective Time, from terminating the employment of any Continuing Employee. For the avoidance of doubt, no Continuing Employee, current or former employee of any of the Acquired Corporations or of Parent or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Certificate of Incorporation and bylaws of the Company (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and the Indemnified Persons set forth in Section 6.5(a) of the Company Disclosure Schedule (as in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 6.5(a) and the indemnification rights provided under this Section 6.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) within a reasonable period after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c) At or prior to the Effective Time, the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)), and if the Company does not, the Surviving Corporation shall, purchase a six-year prepaid “tail” policy on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to acts and omissions occurring prior to the Effective Time as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement); provided, however, that in no event shall the cost of such “tail” policy exceed an amount in excess of 250% of the annual premium currently payable by the Company with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, it being understood that if the cost of such “tail” policy exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

(e) The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Securityholder Litigation. The Company shall give Parent the right to review and comment in advance on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and no such settlement shall be agreed to without Parent’s prior written consent. The Company shall promptly notify Parent of any such securityholder litigation brought, or threatened, against the Company and/or members of its Board of Directors.

6.7 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) no Party need consult with the other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to or in connection with Section 5.3(d) or in connection with any Acquisition Proposal or Company Adverse Change Recommendation.

6.8 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b) The Company will give prompt notice to Parent (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 not being able to be satisfied prior to the End Date.

6.9 Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of shares of Company Common Stock, Company Options, Company RSUs and Company Warrants in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.10 FIRPTA Certificate. The Company shall deliver an affidavit stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h).

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company’s Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.

6.12 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of all Shares from NASDAQ and the deregistration of all Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.13 Treatment of Convertible Notes. To the extent required pursuant to the Indenture, the Company, the Surviving Corporation and Parent shall take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in the Indenture) to the Indenture, effective upon the Effective Time, to provide, among other things, that on and after the Effective Time, each holder of Convertible Notes shall have the right to convert such Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Supplemental Indentures governing the conversions of the Convertible Notes issued thereunder (including any applicable increase in the “Conversion Rate”) in each case in accordance with, and subject to, the Indenture (including without limitation the time periods specified therein). In addition, the Company and the Surviving Corporation shall take commercially reasonable efforts to take all such actions as may be required in accordance with, and subject to, the terms of the Indenture (including without limitation the time periods specified therein), including the giving of any notices that may be required in connection with any repurchases or conversions of the Convertible Notes occurring as a result of the transactions contemplated by this Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the Supplemental Indentures, and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the consummation of the Merger. The Company shall not make any settlement election under the Supplemental Indenture relating to the Convertible Notes without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written notice or communication to or with holders of Convertible Notes or with the Trustee under the Indenture prior to the dispatch or making thereof, and the Company shall give reasonable and good faith consideration to any comment made by Parent, Purchaser or their counsel.

6.14 Assumption of Certain Obligations. Purchaser acknowledges and agrees that, following the Effective Time, Purchaser shall assume all of the applicable Acquired Corporation’s obligations under the Contracts set forth on Part 6.14 of the Company Disclosure Schedule.

SECTION 7. CONDITIONS PRECEDENT TO THE MERGER

The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken any actions required under this Agreement to have any such order lifted.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

SECTION 8. TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if a breach by such Party of any provision of this Agreement shall have proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if a breach by such Party of any provision of this Agreement shall have proximately caused the issuance of such final and non-appealable order, decree or ruling;

(d) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company, the Board of Directors of the Company or any committee thereof shall have made a Company Adverse Change Recommendation; (ii) the Company, the Board of Directors of the Company or any committee thereof shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 5.3(b)); or (iii) the Board of Directors of the Company fails to publicly reaffirm the Company Board Recommendation (A) within ten (10) business days after receipt of a written request by Parent to provide such reaffirmation in the absence of an Acquisition Proposal, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every thirty (30) days, (B) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Company’s Board of Directors fails to reaffirm the Company Board Recommendation and recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; or (C) within five (5) business days after receipt of a written request by Parent to provide such reaffirmation following public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer;

(e) by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or prior to the close of business on June 16, 2015 (such date, the “End Date”); provided, however, that neither party shall be permitted to terminate this Agreement pursuant to this Section 8.1(e) if a breach by it of any provision of this Agreement shall have proximately caused the failure of the Offer Acceptance Time to have so occurred;

(f) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) the Company has complied in all material respects with the requirements of Section 5.3 and Section 6.1(a), (ii) the Board of Directors of the Company, after satisfying all of the requirements set forth in Section 5.3 and Section 6.1(b), shall have authorized the Company to enter into such Specified Agreement and (iii) in connection with such termination, the Company pays the Termination Fee due to Parent under Section 8.3(b);

(g) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within fifteen (15) days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder such that the Company has the right to terminate this Agreement pursuant to Section 8.1(h); or

(h) by the Company at any time prior to the Offer Acceptance Time, if a breach in any material respect of any representation or warranty contained in this Agreement or failure to perform in any material respect any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach of failure cannot be satisfied and cannot be cured by Parent or

Purchaser, as applicable, by the End Date, or if capable of being cured, shall not been cured within fifteen (15) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty covenant or obligation hereunder such that Parent has the right to terminate this Agreement pursuant to Section 8.1(g).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective Representatives, stockholders and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) subject to the limitations set forth in Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for any willful and material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii)(A) this Agreement is terminated pursuant to Section 8.1(b) or Section 8.1(e), (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date of this Agreement and prior to such termination (unless irrevocably, in good faith and publicly withdrawn prior to such termination) and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(ii), within two (2) business days after such termination, (y) prior to such termination if pursuant to Section 8.3(b)(i) or (z) in the case of Section 8.3(b)(iii), upon the earlier to occur of two (2) business days after entry into a definitive agreement with respect to an Acquisition Proposal or prior to the consummation of the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $29,000,000. Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee becomes payable pursuant to this Section 8.3(b) and the Company pays the Termination Fee to Parent in accordance with this Section 8.3, then Parent’s receipt of the Termination Fee and the payment of any amounts due pursuant to Section 8.3(c) shall constitute the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates under this Agreement, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, however, that nothing in this Section 8.3(b) shall relieve the Company of any liability for any willful and material breach of this Agreement.

(c) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9. MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Offer Acceptance Time, subject to Section 6.5(e), this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto (which execution thereof by the Company shall be approved by the Board of Directors of the Company).

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto) and (ii) Parent and Purchaser hereby designate the following as their respective agent for service of process pursuant to the foregoing clause (i): Philips Holding

USA Inc., 3000 Minuteman Road, Andover, MA 01810. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a), this being (subject to Section 8.3(b)(ii)) in addition to any other remedy to which they are entitled under law or equity.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (i) the provisions set forth in Section 6.5 of this Agreement and (ii) the rights of the Company Related Parties set forth in Section 8.3(b).

9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after being sent by overnight express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Purchaser (or following the Effective Time, the Company):

Philips Electronics North America Corporation

Attn: Senior Director, Legal Department

3000 Minuteman Road

Andover, MA 01810

Email: joseph.innamorati@philips.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

Attn:   Matthew G. Hurd

   Rita-Anne O’Neill

   1888 Century Park East, Suite 2100

   Los Angeles, CA 90067

Email: hurdmg@sullcrom.com

    oneillr@sullcrom.com

if to the Company (prior to the Effective Time):

R. Scott Huennekens

Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, CA 92130

Email: shuennekens@volcanocorp.com

with a copy to (which shall not constitute notice):

Cooley LLP

Attn:   Barbara L. Borden

   Matthew T. Browne

   4401 Eastgate Mall

   San Diego, CA 92121

Email: bborden@cooley.com

    mbrowne@cooley.com

9.9 Severability. If any term, provision, covenant or restriction of this Agreement or the application thereof is held by a court of competent jurisdiction or other Governmental Body to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.10 Obligation of Parent. Parent shall each ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of Purchaser’s covenants, obligations and liabilities under this Agreement, and Parent, as applicable, shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

VOLCANO CORPORATION

By:	/s/ Scott Huennekens
Name:	Scott Huennekens
Title:	President and CEO

PHILIPS HOLDING USA INC.

By:	/s/ David A. Dripchak
Name:	David A. Dripchak
Title:	Senior Vice President

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Senior Vice President

CLEARWATER MERGER SUB, INC.

By:	/s/ David A. Dripchak
Name:	David A. Dripchak
Title:	President

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Vice President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

1.75% Convertible Notes. “1.75% Convertible Notes” means the 1.75% Convertible Senior Notes due 2017 issued under the Indenture.

2.875% Convertible Notes. “2.875% Convertible Notes” means the 2.875% Convertible Senior Notes due 2015 issued under the Indenture.

2000 Plan. “2000 Plan” means the Company’s 2000 Long Term Incentive Plan.

2005 Plan. “2005 Plan” means the Company’s Amended and Restated 2005 Equity Compensation Plan.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry, indication of interest, proposal, offer or request for information from any Person (other than Parent and its Affiliates) that relate to or could reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) direct or indirect acquisition, license, lease, exchange or other disposition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets (including, without limitation, equity securities of the Company’s Subsidiaries) or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the voting power of or of any class of equity securities of any Acquired Corporation, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the voting power of or of any class of equity securities of any Acquired Corporation or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Corporation.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Alternative Acquisition Agreement. “Alternative Acquisition Agreement” is defined in Section 6.1(a) of the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the U.K. Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any other U.S. or foreign Legal Requirement concerning corrupt or improper payments.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Balance Sheet. “Balance Sheet” is defined in Section 3.6 of the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated shares of Company Common Stock represented by book-entry.

business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Acquired Corporations occurring or arising after the date of this Agreement that (i) was neither known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date of this Agreement nor known by the chief executive officer or chief financial officer of the Company nor reasonably foreseeable as of or prior to the date of this Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (C) clearance of the Merger under the Antitrust Laws, (D) the fact, in and of itself, that the Company meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of this Agreement (provided that the exception in this clause (D) shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred), or (E) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided that the exception in this clause (E) shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred).

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(xi) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company 401(k) Plan. “Company 401(k) Plan” shall mean the Volcano 401(k) Plan.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which an Acquired Corporation is a party.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(i) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company or any Subsidiary and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of the Company or a Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Award. “Company Equity Award” shall mean Company Options, Company RSUs and any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

Company Equity Plans. “Company Equity Plans” shall mean the 2000 Plan and the 2005 Plan.

Company Healthcare Laws. “Company Healthcare Laws” is defined in Section 3.12(b) of the Agreement.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by an Acquired Corporation, (b) all Intellectual Property Rights licensed by an Acquired Corporation and (c) all other Intellectual Property Rights that are used by an Acquired Corporation in the operation of their respective businesses as currently conducted.

Company Options. “Company Options” shall mean all options to purchase shares of Company Common Stock granted or outstanding under the Company Equity Plans.

Company Products. “Company Products” means the products that the Acquired Corporations currently sell or have sold in the past, including intravascular ultrasound or IVUS products, fractional flow reserve or FFR products, phased array and rotational IVUS catheters, FFR pressure and flow wires, image-guided therapy catheters, adenosine-free Instant Wave-Free Ratio FFR, Focal Acoustic Computed Tomography catheters, IVUS-guided Crux VCF system, Valet microcatheters, and tracking catheters used in the treatment of peripheral artery diseases.

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Company Regulatory Agency. “Company Regulatory Agency” is defined in Section 3.12(a) of the Agreement.

Company Regulatory Permit. “Company Regulatory Permit” is defined in Section 3.12(a) of the Agreement.

Company Related Parties. “Company Related Parties” shall mean the Acquired Corporations and any of their respective, former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company RSUs. “Company RSUs” is defined in Section 2.8(b) of the Agreement.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Warrants. “Company Warrants” shall mean all warrants to purchase shares of Company Common Stock issued by the Company.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employees. “Continuing Employees” is defined in Section 6.4(a) of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, except in each case, ordinary course of business purchase orders.

Convertible Notes. “Convertible Notes” means the 1.75% Convertible Notes and the 2.875% Convertible Notes.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7(a) of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA, each Company Equity Plan, Company Employee Agreement and any other plan, policy, program, agreement or arrangement (written or unwritten) providing for salary, bonus, commission, vacation, deferred compensation, incentive compensation, stock purchase, stock option, retention pay, change-in-control pay, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance (including any self-insured arrangements), flexible benefits, supplemental unemployment benefits, employee assistance program, workers’ compensation, post-employment, profit-sharing, pension or retirement plan benefits sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any Company Associate, current or former employee of the Company or with respect to which the Company has any liability.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(e) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ESPP. “ESPP” means the Company’s 2007 Employee Stock Purchase Plan.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug, and Cosmetic Act, as amended, and all related rules, regulations and guidances (including, without limitation, the regulations promulgated in title 21 of the Code of Federal Regulations).

Final Offering. “Final Offering” is defined in Section 6.3(b) of the Agreement.

Foreign Employee Plan. “Foreign Employee Plan” is defined in Section 3.16(c) of the Agreement.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, listing, approval, CE-mark or authorization (including any supplement or amendment thereto) issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

Government Contract. “Government Contract” shall mean any Contract to which an Acquired Corporation is a party that involves the supply of goods or services directly to a Governmental Body, including a subcontract of any tier or level below a prime contract, excluding Contracts entered into in the ordinary course of business with public universities and hospitals.

Hazardous Materials. “Hazardous Materials” shall mean any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic substances or materials (whether solids, liquids or gases) or any other substance subject to regulation, control or remediation under any Environmental Law based on their deleterious characteristic(s) or potential for harm, including petroleum, its derivatives, by-products and other hydrocarbons, mold, PCBs and asbestos.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-bound Licenses. “In-bound Licenses” is defined in Section 3.8(e) of the Agreement.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries and any capital leases (other than any capital lease entered into in the ordinary course of business consistent with past practice), (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (iv) any obligation for the deferred purchase price of property or services (other than obligations for raw materials, inventory, services and supplies incurred in the ordinary course of business), (v) any obligation under interest rate, currency or commodity derivatives or hedging transactions or (vi) any guaranty of any such obligations described in clauses “(i)” through “(v)” of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.5(b) of the Agreement.

Indenture. “Indenture” means the Indenture dated September 20, 2010 by and between the Company and Wells Fargo Bank, N.A., as trustee, as supplemented by the Supplemental Indenture dated September 20, 2010 by and between the Company and Wells Fargo Bank, N.A., as trustee with respect to the 2.875% Convertible Notes, and the Second Supplemental Indenture dated December 10, 2012 between the Company and Wells Fargo Bank, N.A., as trustee with respect to the 1.75% Convertible Notes.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

IRS. “IRS” shall mean the Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after due inquiry, of such Entity’s executive officers. With respect to matters involving Intellectual Property Rights knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property Rights clearance searches, and no knowledge of any third party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

Material Adverse Effect. “Material Adverse Effect” means any change, event, occurrence, violation, inaccuracy, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to have, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock; (ii) any loss of, or adverse change in, the relationship of the Company with its customers, employees or suppliers or any other change, event, occurrence, violation, inaccuracy, circumstance or development that was proximately caused by the announcement of this Agreement or the pendency or consummation of the Offer, the Merger or the other Transactions (other than for purposes of any representation or warranty contained in Section 3.23 but subject to disclosures in Part 3.23 of the Company Disclosure Schedule); (iii) any change, event, occurrence, circumstance or development in the medical devices industry or in the economy generally or other market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industry; (iv) any change, event, occurrence, circumstance or development arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any change, event, occurrence, circumstance or development arising directly or indirectly from or otherwise relating to any act of terrorism, war, epidemic or any other similar event, except to the extent that such change, event, occurrence, circumstance or development disproportionately affects the Acquired Corporations relative to other participants in the medical device industry; (vi) the failure of the Company to meet internal or analysts’ expectations or projections for the results of operations of the Company; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company are specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (viii) any change in Legal Requirement or GAAP; it being understood that the exceptions in clauses “(i)” and “(vi)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii)” through “(viii)” hereof) has had or would be reasonably expected to have a Material Adverse Effect.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

MDD. “MDD” shall mean Council Directive 93/42/EEC of the European Union concerning medical devices, as amended, and its implementing rules and guidance documents.

MDR. “MDR” is defined in Section 3.12(f) of the Agreement.

MDV. “MDV” is defined in Section 3.12(f) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Select Market.

Notified Body. “Notified Body” is defined in Section 3.12(b) of the Agreement.

OFAC. “OFAC” shall mean the Office of Foreign Assets Control, within the U.S. Department of Treasury.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 6.1(b) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Out-bound Licenses. “Out-bound Licenses” is defined in Section 3.8(e) of the Agreement.

Owned Real Property. “Owned Real Property” is defined in Section 3.7(a).

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” means a defined contribution plan that is sponsored by Parent or one of its Affiliates that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

Parties. “Parties” shall mean Parent, Purchaser and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s or repairmen’s liens which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, and (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property that are set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Prohibited Person. “Prohibited Person” shall mean (i) any Person identified on OFAC’s list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program; (ii) the government, including any political subdivision, agency, instrumentality, or national thereof, of any country with respect to which the United States or any jurisdiction in which any Acquired Corporation is operating, located or incorporated or organized administers or imposes economic or trade sanctions or embargoes; (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a government or Person identified in clause (ii) above, or (iv) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Governmental Body either within or outside the U.S. with whom it is illegal to conduct business pursuant to applicable Legal Requirements.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Recall. “Recall” is defined in Section 3.12(h) of the Agreement.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Rights Agreement. “Rights Agreement” means the Rights Agreement dated June 20, 2006 by and between the Company and American Stock Transfer & Trust Company.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital A of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(f) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited, bona fide written Acquisition Proposal not resulting from a breach of Section 5.3 on terms that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty) or other tax of any kind whatsoever, including any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(i)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied by midnight Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(i)” below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Subsidiaries immediately prior to Offer Acceptance Time, represent one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that the Company may be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Options, Company Warrants and Company Convertible Notes), for which the Company has received notices of exercise or conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options, Company Warrants and Convertible Notes) (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e) (Capitalization, Etc.) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $2,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(ii) the representations and warranties of the Company set forth in Sections 3.3 (Capitalization, Etc.) (other than Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e)), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Section 203 of the DGCL Not Applicable; Takeover Statutes), 3.22 (Merger Approval), 3.24 (Rights Agreement), 3.25 (Fairness Opinion) and 3.26 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(iii) the representations and warranties of the Company set forth in clause “b” of the first sentence of Section 3.5 (Absence of Changes) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time;

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(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)”) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not collectively constitute, and would not reasonably be expected collectively to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date of this Agreement, there shall not have been any Material Adverse Effect;

(e) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act and any foreign Antitrust Laws set forth on Schedule 6.2(c) shall have been obtained, shall have been received or shall have terminated or expired, as the case may be;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” of this Annex I have been duly satisfied;

(g) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(h) there shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or any Acquired Corporation (i) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business of the Acquired Corporations, or of Parent or Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Corporations or of Parent or its Affiliates or (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Shares; and

(i) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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